                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    Form 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of July, 2003


                        Commission File Number 000-29103


                          ST ASSEMBLY TEST SERVICES LTD
             (Exact name of registrant as specified in its charter)
                                 Not Applicable
                 (Translation of registrant's name into English)


                              Republic of Singapore
                 (Jurisdiction of incorporation or organization)
                               5 Yishun Street 23
                                Singapore 768442
                                 (65) 6824-7888
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                         Form 20-F   x   Form 40-F
                                   -----           -----

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes       No   x
                                   -----    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). Not applicable.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                     ST ASSEMBLY TEST SERVICES LTD
                                     By:



                                     /s/ Tan Lay Koon
                                     -------------------------------------------
                                     Name  : Tan Lay Koon
                                     Title : President & Chief Executive Officer
                                     Date  : 4 July, 2003

FOR IMMEDIATE RELEASE

CORPORATE RELEASE

                            STATS EXPANDS INTO CHINA


       FACILITY IN SHANGHAI IS THE FIRST STEP IN STATS' PLAN TO OFFER FULL
                   TURNKEY ASSEMBLY AND TEST SERVICES IN CHINA

SINGAPORE AND MILPITAS, CALIFORNIA, JULY 3, 2003 - ST Assembly Test Services Ltd. ("STATS" - NNM: STTS and SGX: ST Assembly), a leading independent semiconductor test and advanced packaging service provider, today announced that it is opening a manufacturing facility in Shanghai, China. The new facility will give STATS a strategic presence to participate in China's growing outsourcing semiconductor business and support global customers who require assembly and test services in China.

STATS' Shanghai manufacturing facility is strategically located in Zhangjiang High Tech Park, Pudong, one of the biggest manufacturing hubs in China. The area has a large base of IC-design companies, wafer foundries and assembly and test houses and is home to two of China's first eight-inch wafer foundries.

STATS' 25,000 sq.ft leased facility, which is expected to be operationally ready by the end of October, will offer wafer probe and final test for mixed signal and high-end digital applications, including wired and wireless communications and digital consumer products. The facility will be equipped with a range of mixed-signal and high-end digital test platforms including Teradyne Catalyst, Teradyne J750 and Agilent 93K. Initial cash investment will be approximately US$10 million of which a major part is expected to be invested in 2004. In addition, STATS will transfer some of its existing production equipment from its Singapore facility to China.

Tan Lay Koon, STATS President and Chief Executive Officer, said, "China, with its emerging cluster of foundries and design houses, is a strategic market for STATS. With this facility in Shanghai, we have taken the first step of our strategic plan to establish a significant manufacturing presence in China to service our existing international customers as well as engage the indigenous Chinese foundries and design houses. This facility will offer wafer probe and final test to address the immediate market opportunities that we see in China today. STATS' existing engagements with customers which are better serviced out of China will be transferred to this new facility in Shanghai when it is operational."

He added, "If the demand for packaging and testing of mixed-signal ICs grows, STATS will consider establishing a full service facility offering wafer probe, assembly and final test in China. The location of this facility is currently being studied."

Han Tiang Fong, STATS Vice President, Test Operations, has been appointed General Manager to spearhead STATS' operations in China. A 20-year veteran in the semiconductor industry, Han joined STATS in April 2000 and has been instrumental in building up the company's world class test operations. Based in Shanghai, he will oversee STATS China operations, including business development, technology support and overall finance and administration.


ABOUT ST ASSEMBLY TEST SERVICES LTD. (STATS)


ST Assembly Test Services Ltd. ("STATS" - NNM: STTS and SGX: ST Assembly), is a leading semiconductor test and assembly service provider to fabless companies, integrated device manufacturers and wafer foundries. With its principal operations in Singapore and global operations in the United States, United Kingdom, Japan and Taiwan, STATS offers full back-end turnkey solutions to customers worldwide. STATS' expertise is in testing mixed-signal semiconductors, which are extensively used in fast growing communications applications such as data networking, broadband and mobile communications. STATS also offers advanced assembly services and has developed a wide array of traditional and advanced leadframe and laminate based products, including various ball grid array packages to serve some of the world's technological leaders. STATS was listed on the Nasdaq National Market and The Singapore Exchange in January 2000 and is in the Morgan Stanley Capital International (MSCI) Index and the Straits Times Industrial Index. Further information is available at www.stts.com

Certain of the statements in this press release including statements regarding the opening of the facility as scheduled, the growth and development of the China semiconductor manufacturing industry, the growth of STATS' operations in China and the success of STATS' investment in its China facility are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. Factors that could cause actual results to differ include general business and economic conditions and the state of the semiconductor industry; demand for end-use applications products such as communications equipment and personal computers; reliance on a small group of principal customers; decisions by customers to discontinue outsourcing of test and assembly services; changes in customer order patterns; rescheduling or canceling of customer orders; changes in product mix; capacity utilization; level of competition; pricing pressures including declines in average selling prices; continued success in technological innovations; delays in acquiring or installing new equipment; shortages in supply of key components; availability of financing; exchange rate fluctuations; litigation and other risks. Information on risk factors that could affect the outcome of events set forth in these statements and that would affect the company's operating results and financial condition is described from time to time in the Company's SEC filings, including its annual report on Form 20-F dated 31 March 2003. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


SINGAPORE CONTACTS :

Elaine Ang                                                Khor Hwee Eng
Manager, Investor Relations / Corporate Communications    Senior Communications Executive
Tel : (65) 6824 1738, Fax : (65) 6822 8887                Tel : (65) 6824 1291, Fax : (65) 6822 7831
email : angelaine@stats.st.com.sg                         email: khorhweeeng@stats.st.com.sg

US CONTACTS :

Drew Davies                                               Lisa Lavin
Director, Investor Relations                              Marcom Manager
Tel : (408) 586 0608, Fax : (408) 586 0652                Tel : (208) 939 3104, Fax : (208) 939 4817
email : daviesd@statsus.com                               email : lavinl@statsus.com